Annual Notice Dated May 1, 2026
TRANSAMERICA PRINCIPIUMSM II
Issued through
Transamerica Life Insurance Company
Separate Account VA B
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Transamerica PrincipiumSM II, a flexible premium individual deferred variable annuity policy (“Policy”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Separate Account VA B (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89352Q877?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2019, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS
Administrative Office - Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C St. SW, Cedar Rapids, IA 52499, (800) 525-6205.
Annuitant — The person whose life and annuity payments involving life contingencies will be based.
Annuitization — When You switch from the accumulation period to the income phase and we begin to make annuity payments to You (or Your designee).
Annuity Commencement Date — The date upon which annuity payments are to commence.
Excess Interest Adjustment — A positive or negative adjustment to amounts paid out or transferred from the Fixed Account Guaranteed Period Options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by the Company since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The Excess Interest Adjustment can either decrease or increase the amount to be received by the Owner upon withdrawals, surrenders or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively. The Excess Interest Adjustment will not decrease the interest credited to Your Policy below the guaranteed minimum.
Fixed Account — One or more investment options under the Policy that are part of the Company’s general assets and are not in the Separate Account.
Guaranteed Period Options — The various guaranteed interest rate periods of the Fixed Account which the Company may offer and into which premium payments may be paid or amounts transferred.
Owner (You, Your) — The person who may exercise all rights and privileges under the Policy. The Owner during the lifetime of the Annuitant and before the Annuity Commencement Date is the person designated as the Owner in the information that we require to issue a Policy.
Policy Date — The date shown on the Policy data page attached to the Policy and the date on which the Policy becomes effective.
Policy Value — On or before the Annuity Commencement Date, the Policy Value is equal to the Owner’s:
  premium payments; minus
  gross withdrawals (withdrawals plus or minus Excess Interest Adjustments plus the surrender charge on the portion of the requested withdrawal that is subject to the surrender charge plus taxes (on the withdrawal)); plus interest credited in the Fixed Account; plus
  accumulated gains in the Separate Account; minus
  accumulated losses in the Separate Account; minus
  service charges, rider fees, premium taxes, transfer fees, and other charges, if any.
Policy Year — A Policy Year begins on the Policy Date and on each anniversary thereafter.
Separate Account — Separate Account VA B, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the policies may be allocated.
Separate Account Value — The portion of the Policy Value that is invested in the Separate Account.
Subaccount — A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund portfolio.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Policy.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix – Investment Options Available Under the Policy.
  For updated portfolio expense information please refer to Important Information You Should Consider About This Policy and the Appendix – Investment Options Available Under the Policy
  For updated portfolio performance information please refer to the Appendix – Investment Options Available Under the Policy.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY
Your Policy prospectus dated May 1, 2019, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

FEES AND EXPENSES	Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If You withdraw money from the Policy within 5 years following Your last purchase payment, You will be assessed a surrender charge. The maximum surrender charge is 5% of the premium payment surrendered, and the maximum number of years that a surrender charge may be assessed since the last purchase payment is 5 years.
In addition, if You remove all or a portion of Policy Value from the Fixed Account before the end of a guaranteed period, an Excess Interest Adjustment will apply. The maximum potential loss from a negative adjustment is limited by the Excess Interest Adjustment floor, but in certain interest rate environments, You could lose a significant portion of Your investment. Surrender charges and/or Policy adjustments may apply to withdrawals, surrenders, transfers, and Annuitization from the Policy.
Expenses Access to Your Money Excess Interest Adjustment Appendix – Excess Interest Adjustment Examples
Years Since Premium Payment	Surrender Charge (% of premium surrendered)
0-1	5%
1-2	4%
2-3	3%
2-4	2%
4-5	1%
More than 5	0%
Example: If You make an early withdrawal, You could pay a surrender charge of up to $5,000 on a $100,000 investment. This loss will be greater if there is a negative Policy adjustment, taxes, or tax penalties. If You allocate $100,000 to a Fixed Account option with a 5-year guarantee period and withdraw the entire amount before the 5 years have ended, You could lose several thousand dollars of Your investment due to a negative Excess Interest Adjustment. This loss will be greater if You also have to pay a surrender charge, taxes, and tax penalties.

Are There Transaction Charges?
Yes. In addition to Policy adjustments, You may also incur charges for other types of transactions. These include:

  Transfer Fee. No fee for the first 12 transfers per Policy Year; $10 for each additional transfer. Currently, no transfer fee is charged, but the company reserves the right to do so.
  Annual Service Charge. The maximum annual service charge is $35 per Policy, assessed on each Policy anniversary and at surrender. This charge is waived if Your Policy Value or the sum of Your premiums less all partial surrenders is at least $50,000.
  Special Service Fee. Charged for special services, including overnight delivery, duplicate policies, duplicate tax forms, duplicate disclosure documents, check copies, and asset verification requests from mortgage companies. The maximum fee is $25 per service.
  Premium Taxes. Deducted when due, currently ranging from 0% to 3.5%.
  Optional Benefit Fees. Additional charges apply if optional benefits are elected.
Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the Investment Options and optional benefits You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected.
Annuity Policy Fee Table and Expense Examples
Annual Fee	Minimum	Maximum
Base Policy[1]	0.85%	1.55%
Portfolio Company (fund fees and expenses)[2],3	0.38%	1.09%
Optional Benefit Expenses (if elected)[4]	0.15%	2.50%
1As a percentage of Separate Account Value
2As a percentage of assets after fee waiver and/or expense reimbursement.
[3]See below Appendix: Investment Options Available Under the Policy for more information.
4As a percentage of benefit base or Separate Account Value.
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year, based on current charges. This estimate assumes that You do not take withdrawals from the Policy, which could add surrender charges and negative Policy Adjustments that substantially increase costs.

Lowest Annual Cost $1,261	Highest Annual Cost $5,989
Assumes:	Assumes:
  Investment of $100,000
  5% annual appreciation
  Least expensive combination of Policy Classes and Portfolio Company fees and expenses
  No optional benefits
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

  Investment of $100,000
  5% annual appreciation
  Most expensive combination of Policy Classes, optional benefits, and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

RISKS	Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. An investor can lose money by investing in the Policy. The value of Your Policy will fluctuate based on the performance of the investment options You select, and You bear the entire investment risk for amounts You allocate to the Subaccounts. This means You could lose some or all of Your investment due to poor investment performance.
Investment Options
Is This a Short-Term Investment?
No. The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The Policy is designed for long-term retirement or other long-term investment purposes. If You withdraw amounts from the Policy, You may incur surrender charges, taxes, and tax penalties. In addition, if You remove amounts from the Fixed Account before the end of a guaranteed period, You may also incur an Excess Interest Adjustment, which could reduce Your investment.
Withdrawals, surrenders, and certain transfers may result in a loss of principal and may also reduce or eliminate certain benefits and guarantees. For investment options that mature at the end of a specified period, Policy value will be reallocated at the end of the period according to Your instructions, or, if no instructions are provided, to a new guaranteed period option of the same length at the current interest rate for that period.
Access to Your Money Expenses - Surrender ChargesInvestment Options - The Fixed Account
What are the Risks Associated with Investment Options?
An investment in the Policy is subject to the risk of poor investment performance, and the value of Your Policy can vary depending on the performance of the Investment Options available under the Policy. Each Investment Option, including each Portfolio Company and any Fixed Option, has its own unique risks. You should carefully review the available Investment Options before making an investment decision.
Investment Options
What are the Risks Related to the Insurance Company?
An investment in the Policy is subject to risks related to the Insurance Company. Any guarantees, benefits, or obligations under the Policy, including those associated with the Fixed Account, are subject to the financial strength and claims-paying ability of Transamerica Life Insurance Company. This includes the ability to meet obligations for death benefits, annuity payments, and any amounts in excess of the Policy Value.
These guarantees do not apply to the performance of the variable investment options, which are subject to market risk.
Additional information about Transamerica Life Insurance Company, including its financial strength ratings from agencies such as Standard & Poor’s, Moody’s, or Fitch, is available upon request. You can obtain this information by visiting https://www.transamerica.com or by calling toll-free at (800) 525-6205.
Other Information - Financial Condition of the Company Investment Options - The Fixed Account
RESTRICTIONS	Location in Prospectus
Are There Limits on the Investment Options?
Yes. There are restrictions that may limit the Investment Options You may choose, as well as limitations on transfers among Investment Options.
  Investment Option Restrictions: You may allocate Your premium payments among the available Subaccounts (investment options) and, if offered, the Fixed Account. Not all Subaccounts may be available for all policies, in all states, or through all financial intermediaries. The company may discontinue offering any designated investment option at any time. In some cases, a designated investment option not available through a financial intermediary may be obtained by contacting the company directly.
  Transfer Limitations: Transfers out of a guaranteed period option of the Fixed Account are limited. Other than at the end of a guaranteed period, transfers in excess of amounts equal to interest credited may be subject to an Excess Interest Adjustment, and the maximum amount You can transfer in any one Policy Year may be limited to 25% of the amount in that guaranteed period option, less any previous transfers during the current Policy Year.
  Reservation of Rights: The Insurance Company reserves the right to:
    Remove or substitute Portfolio Companies.
    Close Subaccounts to new premiums or incoming transfers.
    Stop accepting additional purchase payments.
    Make changes required by law or regulation.
Investment Options
Are There Any Restrictions on Policy Benefits?
Yes. There are restrictions and limitations relating to benefits offered under the Policy.
  Benefit Restrictions: Certain benefits, such as death benefits and living benefits (e.g., guaranteed minimum withdrawal benefits), are subject to eligibility requirements, age limits, and may not be available in all states or for all policies. Some benefits, such as the Living Benefits Rider or Retirement Income Riders, may only be elected at issue and may not be added or changed after the Policy is issued. Policy loans are not available under this Policy. Performance “locks” or features that guarantee a minimum value may require You to meet specific holding periods or conditions.
  Modification or Termination: The Insurance Company reserves the right to modify or terminate certain benefits, subject to applicable law or regulation. For example, if You take withdrawals that exceed limits specified by the terms of a Policy benefit, the benefit may be reduced by an amount greater than the value withdrawn, and/or the benefit could be terminated. Optional riders may also terminate upon full surrender, Annuitization, or if the Policy Value is reduced to zero.
  Impact of Withdrawals: Withdrawals, especially those that exceed specified limits, may reduce or eliminate benefits and guarantees. For example, excess withdrawals under a guaranteed minimum withdrawal benefit may reduce the withdrawal base and future guaranteed withdrawal amounts on a greater than dollar-for-dollar basis and may terminate the benefit.
Additional Features
TAXES	Location in Prospectus
What Are the Policy’s Tax Implications?
An investor should consult with a tax professional to determine the tax implications of investing in and receiving purchase payments under the Policy. The tax treatment of annuities can be complex and depends on individual circumstances.
There is no additional tax benefit to purchasing the Policy through a tax-qualified plan or individual retirement account (IRA), since these plans already provide tax deferral. In such cases, the benefits of the annuity should be evaluated based on features other than tax deferral.
Withdrawals from the Policy are generally subject to ordinary income tax on the earnings portion. Additionally, if withdrawals are made before the investor reaches age 59½, they may be subject to a 10% federal tax penalty, unless an exception applies.
Tax Information
CONFLICT OF INTEREST	Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Policy to investors. This compensation is typically paid in the form of advisory or ongoing fees, revenue sharing, and other payments from affiliates and third parties. Transamerica Capital, LLC, (TCL) (formerly Transamerica Capital, Inc.), an affiliate of the insurance company, serves as the principal underwriter for the Policy and may pay promotional incentives or other compensation to selling firms and their representatives. These investment professionals may have a financial incentive to offer or recommend the Policy over another investment.
Other Information - Distribution of the Policies
Should I Exchange My Policy?
You should only exchange Your Policy if, after carefully comparing the features, fees, and risks of both Policies, and considering any surrender charges, tax implications, or other penalties associated with terminating Your current Policy, You determine that the new Policy better meets Your financial needs and objectives.
Some investment professionals may have a financial incentive to recommend that You exchange Your existing Policy for a new one. These incentives can include commissions, overrides, or other compensation arrangements paid by the insurance company or its affiliates to the selling firm or representative.
Other Information - Exchanges and/or Reinstatements

APPENDIX
INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89352Q877?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To maximize total return consistent with the Adviser’s determination of reasonable risk.	AB Balanced Hedged Allocation Portfolio - Class B Advised by: AllianceBernstein L.P.	0.99%	17.36%	5.64%	6.74%
To seek the highest total return, composed of current income and capital appreciation, as is consistent with prudent investment risk.	State Street Total Return V.I.S. Fund - Class 3(2) Advised by: State Street Investment Management	0.95%	15.48%	6.85%	6.91%
To seek long-term capital appreciation and current income.	Transamerica 60/40 Allocation VP - Service Advised by: Aegon Asset Management UK plc ("AAM")	0.87%	14.90%	7.88%	7.97%
To seek to provide high total return through a combination of current income and capital appreciation.	Transamerica Aegon Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.78%	6.78%	-0.60%	1.82%
To seek a high level of current income by investing in high-yield debt securities.	Transamerica Aegon High Yield Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.89%	8.27%	3.89%	5.64%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.97%	10.99%	8.11%	7.08%
To seek to provide as high a level of total return as is consistent with prudent investment strategies.	Transamerica Aegon U.S. Government Securities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.84%	5.56%	-1.52%	0.94%
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.54%	3.81%	2.91%	1.72%
To seek long-term capital appreciation.	Transamerica BlackRock iShares Edge 100 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.80%	18.54%	9.24%	10.39%
To seek long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 40 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.71%	11.42%	3.21%	4.65%
To seek long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 50 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.69%	12.35%	4.14%	5.95%
To seek long-term capital appreciation with capital preservation as a secondary objective.	Transamerica BlackRock iShares Edge 75 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.75%	15.47%	6.70%	8.14%
To seek to balance capital appreciation and income.	Transamerica Goldman Sachs Managed Risk - Balanced ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.63%	10.77%	5.10%	5.67%
To seek current income and preservation of capital.	Transamerica Goldman Sachs Managed Risk - Conservative ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.66%	10.07%	3.31%	4.43%
To seek capital appreciation as a primary objective and income as a secondary objective.	Transamerica Goldman Sachs Managed Risk - Growth ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.66%	12.27%	7.84%	7.65%
To seek long-term capital appreciation.	Transamerica Great Lakes Advisors Large Cap Value VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Great Lakes Advisors, LLC	0.94%	23.65%	14.52%	9.31%
Seeks to track the investment results of an index composed of large- and mid-capitalization developed market equities, excluding the U.S. and Canada.	Transamerica MSCI EAFE Index VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: SSGA Funds Management, Inc.	0.62%	30.93%	8.53%	7.55%
To seek high total return through the combination of income and capital appreciation.	Transamerica Madison Diversified Income VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Madison Asset Management, LLC	1.09%	7.22%	2.20%	4.86%
To seek high total return.	Transamerica Morgan Stanley Global Allocation VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Morgan Stanley Investment Management Inc.	1.03%	17.51%	4.90%	6.86%
To seek to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.	Transamerica Multi-Managed Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Mangement, Inc.	0.89%	12.73%	8.34%	9.46%
To seek maximum real return, consistent with appreciation of capital.	Transamerica PineBridge Inflation Opportunities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: PineBridge Investments LLC	0.81%	5.35%	0.99%	2.68%
To seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index.	Transamerica S&P 500 Index VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: SSGA Funds Management, Inc.	0.38%	17.37%	13.95%	14.32%
To seek long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica T. Rowe Price Small Cap VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: T. Rowe Price Associates, Inc.	1.08%	9.93%	5.17%	10.18%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.89%	17.47%	12.05%	16.13%

  Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
  Effective June 30, 2025, the investment adviser for State Street Total Return V.I.S. Fund was renamed from State Street Global Advisors (SSGA) to State Street Investment Management (SSIM).
  There can be no assurance that any money market portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative.
Closed Accounts
Effective May 1, 2018 the following Subaccounts were soft closed:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek current income and preservation of capital.	Transamerica BlackRock iShares Active Asset Allocation - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.93%	8.65%	2.65%	4.17%
To seek capital appreciation with current income as a secondary objective.	Transamerica BlackRock iShares Active Asset Allocation - Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.94%	10.64%	5.18%	4.94%
To seek capital appreciation and current income.	Transamerica BlackRock iShares Active Asset Allocation - Moderate VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.90%	9.50%	3.98%	4.66%
To seek capital appreciation and income.	Transamerica BlackRock iShares Dynamic Allocation - Balanced - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.91%	9.42%	4.24%	4.19%
To seek capital appreciation and income.	Transamerica BlackRock iShares Dynamic Allocation - Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.90%	10.35%	6.72%	5.38%

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy Dated May 1, 2019, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write us at:

Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499

 Reports and other information about the Separate Account are available on the SEC’s website at sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address:publicinfo@sec.gov.

File Number: 333-187912
EDGAR Contract Identifier No. is #C000127974